FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated October 2, 2003 (Quebecor Média inc.).

QUEBECOR MEDIA INC. ANNOUNCES THAT VIDÉOTRON LTÉE
HAS SETTLED THE TERMS OF ITS OFFERING
OF US$335 MILLION OF SENIOR NOTES

Montréal, October 2, 2003 – Quebecor Media Inc. announced today that its wholly-owned subsidiary, Vidéotron Ltée, has settled the terms of its previously announced private placement of Senior Notes. The offering will consist of US$335.0 million aggregate principal amount of 6-7/8% Senior Notes due January 15, 2014. The Senior Notes will be sold at a discount to their face amount, which will yield net proceeds of approximately US$332 million (or approximately C$446 million) before transation fees. The closing date of this offering is scheduled for October 8, 2003.

The completion of the offering is subject to certain conditions including Vidéotron amending the terms of its bank credit facilities to create a new five-year term loan of approximately C$368 million. The net proceeds from the sale of the Senior Notes and the new term loan will be used to repay in full Vidéotron’s current term loans of approximately C$770 million (including amounts payable under related derivative instruments) and its revolving borrowings of approximately C$30 million. The Senior Notes have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President	Executive Vice President,
and Chief Financial Officer	Corporate Affairs
Quebecor Media Inc.	Quebecor Media Inc.
Office: (514) 380-1948	Office: (514) 380-1974
Portable: (514) 236-8742
lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay
——————————————————
By: Claudine Tremblay
       Director, Corporate Services and
       Assistant Corporate Secretary

Date:  October 2, 2003